SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Lennar Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

526057104

(CUSIP Number of Class of Securities)

Katherine Lee Martin

Lennar Corporation

5505 Waterford District Drive, Miami, Florida 33126

Telephone: (305) 559-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Craig B. Brod

Lillian Tsu

Shuangjun Wang

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and restates the Issuer Tender Offer Statement on Schedule TO filed by Lennar Corporation, a Delaware corporation (“Lennar”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2025, as amended by Amendment No. 1 thereto filed by Lennar with the SEC on October 24, 2025. This Amendment relates to the offer by Lennar to exchange up to an aggregate of 33,298,764 shares of Class A common stock of Millrose Properties, Inc., a Maryland corporation (“Millrose”), par value $0.01 per share (“Millrose Class A Common Stock”), for outstanding shares of Class A common stock of Lennar, par value $0.10 per share (“Lennar Class A Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated October 24, 2025 (the “Prospectus”) that forms a part of the Registration Statement (as defined below), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Millrose has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-290810) (as amended through the date hereof, the “Registration Statement”) to register shares of Millrose Class A Common Stock offered in exchange for shares of Lennar Class A Common Stock tendered in the Exchange Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the Letter of Transmittal, the Instruction Booklet to the Letter of Transmittal and the Prospectus, copies of which are attached hereto as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(4)(xi), respectively, is hereby expressly incorporated by reference in response to all the items of this Amendment, except as otherwise set forth below.

The Exchange Offer was previously scheduled to expire at 12:00 midnight, New York City time, on November 7, 2025, unless extended or terminated. On October 31, 2025, Lennar issued a press release, attached hereto as Exhibit (a)(4)(xiii) announcing that as a result of the ongoing U.S. federal government shutdown, it is extending the expiration of the Exchange Offer. As a result, the Exchange Offer will now expire at 12:00 midnight, New York City time, on November 14, 2025, unless further extended or terminated. Whether or not separately updated, all references to the Exchange Offer’s expiration date included in the Exhibits hereto should hereinafter be read to refer to 12:00 midnight, New York City time, on November 14, 2025.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

On October 31, 2025, Lennar issued a press release, attached hereto as Exhibit (a)(4)(xiii) announcing that as a result of the ongoing U.S. Federal government shutdown, it is extending the expiration of the Exchange Offer. As a result, the Exchange Offer will now expire at 12:00 midnight, New York City time, on November 14, 2025, unless further extended or terminated. Whether or not separately updated, all references to the Exchange Offer’s expiration date included in the Exhibits hereto should hereinafter be read to refer to 12:00 midnight, New York City time, on November 14, 2025.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Lennar Corporation. The principal executive offices of Lennar Corporation are located at 5505 Waterford District Drive, Miami, Florida 33126. Its telephone number at such office is (305) 559-4000.

(b) Securities. Shares of Lennar Class A Common Stock, par value $0.10 per share, are the subject securities in the Exchange Offer. As of August 31, 2025, there were 223,803,530 total outstanding shares of Lennar Class A Common Stock.

(c) Trading Market and Price. The principal trading market of Lennar Class A Common Stock is the New York Stock Exchange. The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Lennar Class A Common Stock for the calendar quarters indicated.

	Market Price for Lennar Class A Common Stock
	High	Low
2023
First Quarter	$105.01	$87.19
Second Quarter	$122.12	$97.01
Third Quarter	$128.03	$105.70
Fourth Quarter	$149.91	$98.88
2024
First Quarter	$165.85	$138.11
Second Quarter	$165.61	$141.21
Third Quarter	$186.23	$135.15
Fourth Quarter	$182.24	$128.50
2025
First Quarter	$139.19	$111.26
Second Quarter	$116.49	$98.42
Third Quarter	$144.24	$107.46
Fourth Quarter (through November 3, 2025)	$130.80	$117.11

Additional related information set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Lennar Corporation. The principal executive offices of Lennar Corporation are located at 5505 Waterford District Drive, Miami, Florida 33126. Its telephone number at such office is (305) 559-4000. Reference is made to the information set forth under the headings “Summary—The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Lennar and Millrose” in the Prospectus, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Material U.S. Federal Income Tax Consequences”, “Comparison of Stockholder Rights”, the cover page of the Prospectus, the Form of Letter of Transmittal (attached hereto as Exhibit (a)(1)(ii)) and the Instruction booklet to the Letter of Transmittal (attached hereto as Exhibit (a)(1)(iii)) is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Lennar Class A Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Lennar who is a holder of shares of Lennar Class A Common Stock may participate in the Exchange Offer on the same terms and conditions as all other Lennar stockholders. No offer is being made to the holders of shares of Class B common stock, par value $0.10 per share, of Lennar.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “The Transaction—Background of the Exchange Offer—Spin Off,” “Stock Ownership,” “Director Compensation,” “Compensation Discussion and Analysis,” and “Executive Compensation Tables” in Lennar’s Definitive Proxy Statement filed with the SEC on February 28, 2025, and in the sections of the Prospectus entitled “Agreements Between Lennar and Millrose and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Lennar and Millrose,” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Transaction—Reasons for the Exchange Offer” relating to the purposes of the Exchange Offer is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Lennar Class A Common Stock acquired in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Agreements Between Lennar and Millrose and Other Related Person Transactions” and “Comparison of Stockholder Rights” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The related information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction” and “The Exchange Offer” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Lennar and Millrose” is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Lennar as of November 3, 2025, other than with respect to Lennar employee benefit plans, the following table sets forth the transactions in Lennar Class A Common Stock by (i) Lennar, (ii) each of the directors on the Board of Directors of Lennar and of each of its subsidiaries, (iii) each of the executive officers of Lennar and of each of its subsidiaries, (iv) each entity who is an affiliate of Lennar, and (v) each entity that is a subsidiary of Lennar, as applicable, in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Amy Banse	August 29, 2025	131 shares of Lennar Class A Common Stock	$133.14	Issuance in accordance with Lennar’s outside directors’ compensation program.
Serena Wolfe	August 29, 2025	131 shares of Lennar Class A Common Stock	$133.14	Issuance in accordance with Lennar’s outside directors’ compensation program.
Dacona Smith	August 29, 2025	131 shares of Lennar Class A Common Stock	$133.14	Issuance in accordance with Lennar’s outside directors’ compensation program.
Teri P McClure	August 29, 2025	131 shares of Lennar Class A Common Stock	$133.14	Issuance in accordance with Lennar’s outside directors’ compensation program.
Katherine Lee Martin	September 2, 2025	45,219 shares of Lennar Class A Common Stock	$132.68	Grant in connection with appointment as officer of Lennar.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Fees and Expenses” relating to the persons and classes of persons that are employed, retained and/or otherwise compensated to make solicitations or recommendations in connection with the transaction is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The audited financial statements of Lennar as of November 30, 2024 and 2023 and for the fiscal years ended November 30, 2024, 2023, and 2022 are incorporated herein by reference from Lennar’s Annual Report on Form 10-K for the year ended November  30, 2024, as filed with the SEC on January 23, 2025. The unaudited financial statements of Lennar as of February 28, 2025 and for the three months ended February 28, 2025 are incorporated herein by reference from Lennar’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2025, as filed with the SEC on April 4, 2025. The unaudited financial statements of Lennar at May 31, 2025 and for the three and six months ended May 31, 2025 are incorporated herein by reference from Lennar’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2025, as filed with the SEC on July 1, 2025. The unaudited financial statements of Lennar as of August 31, 2025 and for the three and nine months ended August 31, 2025 are incorporated herein by reference from Lennar’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2025, as filed with the SEC on October 3, 2025.

This document incorporates by reference important business and financial information about Lennar from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Incorporation by Reference”). Except for the documents specifically incorporated by reference into the Prospectus or this document, information contained on Lennar’s website or that of the SEC or that can be accessed through such websites does not constitute a part of the Prospectus or this document.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) As of the date hereof, except as already disclosed in the reports filed by Lennar with the SEC and incorporated by reference into the Prospectus, there are no present or proposed material agreements, arrangements, understandings or relationships between Lennar (as both offeror and subject company) and each of its executive officers, directors, affiliates and/or subsidiaries that, in Lennar’s view, would be material to a stockholder’s decision whether to sell, tender or hold their Lennar Class A Common Stock shares in connection with the Exchange Offer.

(2) The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.

(3) The information set forth in the sections of the Prospectus entitled “Summary—Regulatory Approval” and “The Transaction—Regulatory Approval” is incorporated herein by reference.

(4) Not applicable.

(5) None.

(c) Other Material Information. The information set forth in the Prospectus, including any information incorporated by reference therein, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated October 10, 2025 (included in the Registration Statement, which is incorporated herein by reference).

(a)(1)(ii)	Form of Letter of Transmittal (attached as Exhibit 99.1 to the Registration Statement, which is incorporated herein by reference).

(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (attached as Exhibit 99.2 to the Registration Statement, which is incorporated herein by reference).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (attached as Exhibit 99.3 to the Registration Statement, which is incorporated herein by reference).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (attached as Exhibit 99.4 to the Registration Statement, which is incorporated herein by reference).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (attached as Exhibit 99.5 to the Registration Statement, which is incorporated herein by reference).

(a)(1)(vii)	Form of Notice of Withdrawal (attached as Exhibit 99.6 to the Registration Statement, which is incorporated herein by reference).

(a)(4)(i)	Press Release by Lennar, dated October 10, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 10, 2025).

(a)(4)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 10, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 14, 2025).

(a)(4)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 14, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 15, 2025).

(a)(4)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 15, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 15, 2025).

(a)(4)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 16, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 16, 2025).

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 17, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 17, 2025).

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 20, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 20, 2025).

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 21, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 21, 2025).

(a)(4)(ix)	Letter from Lennar to GAMCO Investors, Inc., dated October 21, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 21, 2025).

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 22, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 22, 2025).

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 23, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 23, 2025).

(a)(4)(xii)	Prospectus, dated October 24, 2025 (included in the Registration Statement, which is incorporated herein by reference).

(a)(4)(xiii)	Press Release by Lennar, dated October 31, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 31, 2025).

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 31, 2025 (incorporated by reference to Lennar’s Form 425 filing with the SEC on October 31, 2025).

107	Filing Fee Table*

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LENNAR CORPORATION

By:	/s/ Diane Bessette
Name: Diane Bessette
Title: Vice President and Chief Financial Officer

Dated:	November 3, 2025